UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Quinn, David W.
   Centex Corporation
   2728 N. Harwood, 9th Floor

   Dallas, TX  75201-1516
2. Issuer Name and Ticker or Trading Symbol
   Centex Corporation (CTX)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice Chairman and
   Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     400            D  Direct
Common Stock                                                                                     3,370          I  by 401(k) Plan
Common Stock                                  12/08/99    M        120,000       A  $8.5625                     I  by Family Ltd Ptr
                                                                                                                   shp
Common Stock                                  12/08/99    M        100,000       A  $13.9375     220,000        I  by Family Ltd Ptr
                                                                                                                   shp

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $8.5625         12/07/99       J (1) V                    120,000          04/01/97     04/01/01
(right to buy)
Non-Qualified Stock Option     $13.9375        12/07/99       J (1) V                    100,000          04/01/97     05/15/05
(right to buy)
Non-Qualified Stock Option     $17.5625                                                                                04/01/07
(right to buy)
Non-Qualified Stock Option     $36.0600                                                                                04/01/09
(right to buy)
Non-Qualified Stock Option     $38.6875                                                                                04/01/08
(right to buy)
Non-Qualified Stock Option     $8.5625         12/07/99       J (1) V   120,000                           04/01/97     04/01/01
(right to buy)
Non-Qualified Stock Option     $8.5625         12/08/99       M                          120,000          04/01/97     04/01/01
(right to buy)
Non-Qualified Stock Option     $13.9375        12/07/99       J (1) V   100,000                           04/01/97     05/15/05
(right to buy)
Non-Qualified Stock Option     $13.9375        12/08/99       M                          100,000          04/01/97     05/15/05
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     12/07/99  Common Stock                   120,000                   0             D   Direct
(right to buy)
Non-Qualified Stock Option     12/07/99  Common Stock                   100,000                   100,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   165,900                   165,900       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   168,000                   168,000       D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   168,000                   168,000       D   Direct
(right to buy)
Non-Qualified Stock Option     12/07/99  Common Stock                   120,000                                 I   by Family Ltd
(right to buy)                                                                                                      Ptrshp
Non-Qualified Stock Option     12/08/99  Common Stock                   120,000                   0             I   by Family Ltd
(right to buy)                                                                                                      Ptrshp
Non-Qualified Stock Option     12/07/99  Common Stock                   100,000                                 I   by Family Ltd
(right to buy)                                                                                                      Ptrshp
Non-Qualified Stock Option     12/08/99  Common Stock                   100,000                   0             I   by Family Ltd
(right to buy)                                                                                                      Ptrshp

Explanation of Responses:

(1)
The Reporting Person transferred his nonqualified stock option for consideration to his family limited partnership.  The Reporting
Person, who is a general partner of his family limited partnership, claims an exemption for this transaction under Rule 16a-13 because the transaction is merely a change in the form of beneficial ownership.

SIGNATURE OF REPORTING PERSON
/S/ Quinn, David W.
DATE 01/04/00